Petersen & Fefer

Attorneys at Law

Telephone 4126 684-05 00	Château de Barberêche	Facsimile 4126 684-0505
Switzerland 1783 Barberêche
Houston Voicemail/Fax	E-mail	New York Voicemail/Fax
(281) 596-4545	jlp@ipo-law.com	(212) 401-4750

May 31, 2005

TO BE FILED AS CORRESPONDENCE ON THE EDGAR SYSTEM
IMMEDIATE COPY VIA E-Mail Attachment

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

Re: Axion Power International, Inc.
Form SB-2 Registration Statement
Commission File No. 333-124317

Dear Mr. Schwall,

Axion Power International will be filing an amendment to its Form SB-2 registration statement later today in response to your comment letter of May 20th. Since the amendment refers to a sworn declaration of William Noall, the Chapter 11 trustee for Mega-C Power Corporation and I am of the view that the Noall declaration should not properly be filed as an exhibit to Axion’s registration statement, I am providing a copy as an attachment to this letter.

I am having 3 hard copies of a detailed redline printed and sent to you via Federal Express. If they do not arrive tomorrow, please let me know immediately.

Very truly yours,
Petersen & Fefer
/s/
John L. Petersen
Attorney at Law